EXHIBIT 99.1

Madison NYC Core Retail Partners, LP
(a Delaware limited partnership)
Financial Statements
December 31, 2018

Madison NYC Core Retail Partners, LP
(a Delaware limited partnership)

Madison NYC Core Retail Partners, LP
(a Delaware limited partnership)

December 31, 2018

Independent Auditors’ Report

The Partners
Madison NYC Core Retail Partners, LP:

We have audited the accompanying financial statements of Madison NYC Core Retail Partners, LP, which comprise the statement of assets, liabilities and partners’ capital, including the schedule of investments, as of December 31, 2018, and the related statements of operations, changes in partners’ capital, and cash flows for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Madison NYC Core Retail Partners, LP as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Date:	February 28, 2019	/s/ KPMG

Madison NYC Core Retail Partners, LP
(a Delaware limited partnership)

December 31, 2018

Statement of Assets, Liabilities and Partners' Capital

ASSETS
Investment in real estate venture (Cost: $274,400,370)	$335,704,441
Cash	2,560,085
Due from related parties	2,703
Total assets	$338,267,229
LIABILITIES AND PARTNERS' CAPITAL
Due to related parties	$274,415
Accrued expenses	$257,505
Investment payable	34,859
Total liabilities	566,779
Partners' capital	337,700,450
Total liabilities and partners capital	$338,267,229

See Notes to Financial Statements.

Madison NYC Core Retail Partners, LP
(a Delaware limited partnership)

December 31, 2018

Schedule of Investment

Investment	Location	Asset Type	Total Asset Size	Date of Acquisition	Ownership %	Cost	Fair Value	% of Capital
New York Core Retail Portfolio	New York Metro Area	Retail	1,848,000 sf	Dec 2015	49%*	$179,826,670	$262,654,441	77.8%
Madison (Forest City) New York Core Retail Portfolio	New York Metro Area	Retail	94,573,700 sf	Dec 2015	49%**	94,573,700	73,050,000	21.6
					Total	$274,400,370	$335,704,441	99.4%
* As of December, 31, 2018, the New York Core Retail Portfolio consists of 10 core retail properties owned in a joint venture with an affiliate, Madison NYC Core Retail Partners II, LP, which owns 51% of the equity interest.

** As of December, 31, 2018, the Madison (Forest City) New York Core Retail Portfolio consists of 2 core retail properties owned jointly with Forest City Realty Trust, Inc., which owns 51% of the equity interest.

See Notes to Financial Statements.

Madison NYC Core Retail Partners, LP
(a Delaware limited partnership)

December 31, 2018

Statement of Operation

Revenue:
Dividend income	$3,317,909
Interest income	15,284
Total revenue	3,333,193

Expenses:
Asset management fees	1,129,788
Consulting fees	400,386
Administration fees	133,451
Audit fees	119,711
Professional fees	103,751
General and administrative expenses	72,961
Organizational expenses	22,209
Insurance expense	21,243
Total expenses	2,003,500

Net investment income	1,329,693

Net change in unrealized gain on investment in real estate venture	6,675,045

Net income	$8,004,738

See Notes to Financial Statements.

Madison NYC Core Retail Partners, LP
(a Delaware limited partnership)

December 31, 2018

Statement of Changes in Partners' Capital

	General Partner	Limited Partners	Total
Balance at January 1, 2018	$2,049,980	$343,227,907	$345,277,887
Distributions	(31,163)	(15,551,012)	(15,582,175)
Net income	16,009	7,988,729	8,004,738
Carried Interest	(1,359,438)	1,359,438	—
Balance at December 31, 2018	$675,388	$337,025,062	$337,700,450

See Notes to Financial Statements.

Madison NYC Core Retail Partners, LP
(a Delaware limited partnership)

December 31, 2018

Statement of Cash Flows

Cash Flows From Operating Activities:
Net income	$8,004,738
Adjustments to reconcile net income to net cash provided by operating activities:
Net change in unrealized gain on investment in real estate venture	(6,675,045)
Changes in operating assets and liabilities:
Increase in due to related parties	122,313
Decrease in other receivables	24,500
Increase in due to related party	192,429
Decrease in accrued expenses	(15,046)
Increase in investment payable	34,859
Increase in investment in real estate venture	(4,561,630)
Proceeds from return of capital of investment in real estate venture	12,592,234

Net cash provided by operating activities	9,719,352

Cash Flows From Financing Activities:
Distributions to partners	(15,582,175)

Net cash used in financing activities	(15,582,175)

Net increase in cash	(5,862,823)

Cash:
Beginning	8,422,908
Ending	$2,560,085

See Notes to Financial Statements.

Madison NYC Core Retail Partners, LP
(a Delaware limited partnership)

Notes to Financial Statements
For the Year Ended December 31, 2018

Note 1.    Organization and Principal Business Activities

Madison NYC Core Retail Partners, LP (the “Partnership”) is a limited partnership formed pursuant to the laws of the State of Delaware on October 15, 2015, in accordance with the Limited Partnership Agreement. Madison International Holdings NYC Core Retail, LLC is the general partner of the Partnership (the “General Partner”). Madison International Realty NYC Core, LLC, is the asset manager for the Partnership (“Asset Manager”). Madison International Realty PM, LLC is the property manager of the real estate properties in the underlying portfolios (“Property Manager”), which engaged a third party property manager. As of December 31, 2018, the Partnership has capital commitments of $308,687,572 from Limited Partners and $618,601 of capital commitments from the General Partner. All capitalized terms not defined herein shall have the meaning ascribed to them in the partnership agreement, as amended (“Partnership Agreement”).

On September 14, 2017, the Limited Partners and General Partner executed an amended and restated Partnership Agreement, which allowed the Partnership to sponsor a 51% joint venture recapitalization of the Joint Venture. The recapitalization closed on 10 of the 13 properties on December 22, 2017, which converted the Partnership’s 49% common equity interest, to a 98% common equity interest, while the Joint Venture partner, Forest City Realty Trust, Inc. retained a 2% common equity interest and received a 100% preferred equity interest. During 2018, Forest City Realty Trust, Inc.'s (“Forest City”) equity interest (2% common and 100% preferred) in 11 core retail properties in and around New York City (the “New York Core Retail Portfolio”), was redeemed through the distribution of the Partnership's equity interest in University Park at MIT, 80 DeKalb and 3700M to Forest City. Following the redemption of Forest City's equity interest in the New York Core Retail Portfolio, its equity interest was converted to a 51% common equity interest in Madison NYC Core Retail Holdings, LLC ("HoldCo"), an entity formed to hold the indirect common equity ownership interests in the New York Core Retail Portfolio. Concurrent to the 51% common equity conversion, the Partnership contributed its then 49% common equity interest in the New York Core Retail Portfolio into HoldCo. Subsequent to the 51% common equity conversion, and the Partnership's contribution of its 49% common equity interest into HoldCo, the Partnership's affiliate, Madison NYC Core Retail Partners II, LP (“51%Co”), converted its acquisition loan into the 51% common equity interest in HoldCo. The common equity of HoldCo is now owned 49% by the Partnership and 51% by 51%Co. HoldCo owns 100% of Madison NYC Core Retail Partners REIT (“REIT”) that owns the New York Core Retail Portfolio. In addition, outside of HoldCo, the Partnership owns a 49% joint venture equity interest in 42nd Street Entertainment & Retail Complex and The Shops at Northern Boulevard with Forest City as its joint venture partner, “Madison (Forest City) New York Core Retail Portfolio”. From the Partnership's perspective, the recapitalization of the Joint Venture did not impact the Partnership's indirect ownership of the underlying properties. The Partnership continues to own an indirect 49% equity interest in the remaining twelve core retail properties (one property was sold to a third party during 2018). Such ownership is in joint venture with either 51%Co or Forest City. The New York Core Retail Portfolio together with Madison (Forest City) New York Core Retail Portfolio is hereinafter referred to as “Combined NYC Core Retail Portfolio.”

The sole purpose of the Partnership is to manage equity investments in HoldCo and Madison (Forest City) New York Core Retail Portfolio which consists of 42nd Street Entertainment & Retail Complex and The Shops at Northern Boulevard. The strategy of the Partnership is to own partnership interests that own and manage core retail properties in and around New York City. The Partnership will directly or indirectly hold for investments, oversee the liquidation or other disposition of, and otherwise manage and exercise all of the rights of an owner of the investments, and to do any and all other acts or things which the General Partner may determine are necessary thereto.

As of December 31, 2018, the Partnership has called $309,306,173 or 100% of the total capital commitments.

The Partnership shall continue until December 31, 2030, unless terminated earlier, or extended for additional consecutive five-year periods by a Super-Majority in Interest of the Limited Partners.

Madison NYC Core Retail Partners, LP
(a Delaware limited partnership)

Notes to Financial Statements
For the Year Ended December 31, 2018

Note 2.    Summary of Significant Accounting Policies

Basis of Presentation. The accompanying financial statements of the Partnership have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) pursuant to which investments in real estate ventures are presented on a fair value basis. The Partnership qualifies as an Investment Company as defined in Accounting Standards Codification (“ASC”) 946, Financial Services─Investment Companies.

Allocation of Profits and Losses. The General Partner shall allocate profits and losses and make cash distributions in accordance with the Partnership Agreement. The capital account balances at December 31, 2018 represent each Partner’s cumulative contributions, allocation of profits, losses and cash distributions paid pursuant to the distribution priority described in the Partnership Agreement. In addition, the capital account balances at December 31, 2018 reflect each Partner’s share of cash which would be distributed to the Partners under a hypothetical liquidation of the Partnership at net book value as of December 31, 2018.

Use of Estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the financial statements and accompanying notes. Actual results could differ from those estimates. The most significant estimates and assumptions for the Partnership relate to the valuation of the investment in real estate ventures.

Cash. The Partnership maintains its cash account with a financial institution which, at times, may exceed federally insured limits. The Partnership has not experienced any losses on the account.

Income Taxes. No provision for income taxes has been made in the financial statements since the income or loss from the Partnership is allocated to each partner in accordance with the provisions mandated by the Partnership Agreement, and is passed through directly to each partner and reported on their individual tax returns.

The Partnership evaluates the uncertainties of tax positions taken or expected to be taken on a return based on the probability of whether the position taken will be sustained upon examination by taxing authorities. The Partnership uses a more-likely-than-not threshold for recognition and derecognition of tax positions taken or to be taken on a tax return. In accordance with the accounting guidance on the accounting for uncertainty in income taxes, the Partnership assessed its tax positions for the open tax years 2015 through 2018. The Partnership concluded that it has no material uncertain tax liabilities to be recognized at this time.

Organizational Expenses. Organizational expenses are expenses incurred in connection with the organization, formation and recapitalization of the Investment Entities, including legal, accounting, marketing, printing costs, filing fees and transportation and meal and lodging expenses. Organizational expenses are expensed at the time when they are incurred.

Syndication Costs. Syndication costs are expenses incurred in connection with the offering of interests in the Partnership, including legal, accounting, marketing, printing costs, filing fees and transportation and meal and lodging expenses. Syndication costs are reflected as a reduction in the Statement of Changes in Partners’ Capital when they are incurred.

Revenue and Expense Recognition. Operating distributions received by the Partnership are reported on the Statement of Operations as dividend income. Realized gains are recognized when liquidating proceeds in excess of investment cost are received. Expenses are recognized when incurred. Interest income is recognized on an accrual basis.

10

Madison NYC Core Retail Partners, LP
(a Delaware limited partnership)

Notes to Financial Statements
For the Year Ended December 31, 2018

Note 2.    Summary of Significant Accounting Policies (continued)

Investment Valuation. The Partnership’s investments are composed of equity interests in real estate ventures. These investments are accounted for at estimated fair value and reflect the Partnership’s allocable share of the fair value of each such investment. The General Partner has estimated a value for such investments based upon available information concerning the market for real property investments including, but not limited to, the estimated liquidation value of investments, the value of comparable assets, the replacement costs, impact on value due to ground leases and the income and cash flows expected to be generated by the investments. Specifically, fair value is the cost of the investment, net of distributions of capital from its acquisition date through the date of the financial statements, plus an estimate of any unrealized appreciation or depreciation. Valuation methods for investment in real estate ventures may include, but are not limited to, the following:

1)
Discounted Cash Flows - forecasts of future net cash flows during the holding period, anticipated net proceeds from the sale, disposition or resolution of the investment, discounted at prevailing market rates;

2)	Income Capitalization - prevailing market capitalization rates or earnings multiples applied to stabilized income or adjusted earnings from the investment and other observable market data;

3)	Sales Comparable - recent sales of comparable investments;

4)	Offer Price - sale negotiations and bona fide purchase offers, contracts received from independent parties, or estimated proceeds from sold assets.

ASC 820, Fair Value Measurements and Disclosures, clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of the fair value measurements. This standard defines fair value as the price that the Partnership would receive upon selling an investment in an orderly transaction between market participants in the principal or most advantageous market at the measurement date. The standard establishes a three-level hierarchy based on inputs to fair value measurements. Inputs refer broadly to the assumptions that market participants would use in pricing the investment, including assumptions about risk.

The three levels of the fair value hierarchy under this standard are described below:

· Level 1 – Unadjusted quoted prices in active markets for identical investments that the Partnership has the ability to access at the measurement date. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

· Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the investment, either directly or indirectly. These inputs include quoted prices for similar investments in active markets, quoted prices for identical or similar investments in markets that are not active, and inputs other than quoted prices that are observable for the investment. These are inputs that are derived principally from or corroborated by observable market data by correlation or other means.

· Level 3 – Inputs that are unobservable inputs for the investments that are used to measure fair value when observable inputs are not available. Unobservable inputs reflect the Partnership’s own assumptions about the assumptions that market participants would use in pricing the investment. These are inputs that are developed based on the best information available in the circumstances, which might include the Partnership’s own data.

10

Madison NYC Core Retail Partners, LP
(a Delaware limited partnership)

Notes to Financial Statements
For the Year Ended December 31, 2018

Note 2.    Summary of Significant Accounting Policies (continued)

Because of the inherent uncertainty of real estate valuations related to assumptions regarding highest and best use, capitalization rates, discount rates, leasing and other factors, the estimated fair values reflected in the financial statements may differ significantly from values that would be determined by negotiation between independent parties in sales transactions, and the difference could be material. These valuations are generally classified within Level 3 of the valuation hierarchy.

Recent Accounting Pronouncements. In August 2018, the Financial Accounting Standards Board issued Accounting Standards Update No. 2018-13 (“ASU 2018-13”), Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements relating to fair value measurements as outlined in Topic 820, Fair Value Measurement. ASU 2018-13 is applicable to all entities that are required, under GAAP, to make disclosures about recurring or nonrecurring fair value measurements. The amendments outlined in ASU 2018-13 are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures upon issuance of ASU 2018-13. The Partnership elected to early adopt ASU 2018-13 as it relates to the removed and modified disclosures, with such amended disclosures reflected in these financial statements. The additional disclosures outlined in ASU 2018-13 are not applicable to the Partnership.

Madison NYC Core Retail Partners, LP
(a Delaware limited partnership)

Notes to Financial Statements
For the Year Ended December 31, 2018

Note 3. Investment Valuation

The following is a summary of valuation level inputs used at December 31, 2018 in valuing the Partnership’s investments carried at fair value:

Valuation Level Inputs	Real Estate Venture
Level 1 - Quoted Prices	$—
Level 2 - Other Significant Observable Inputs	—
Level 3 - Significant Unobservable Inputs	335,704,441
Total	$335,704,441

There were purchases or funding of Level 3 investments of $4,561,630 and no transfers into or out of Level 3 measurements for the year ended December 31, 2018.

The following table shows quantitative information about unobservable inputs related to the Level 3 fair value measurements used as of December 31, 2018.

Asset Class	Fair Value	Valuation Techniques	Unobservable Inputs	Range
Retail	$324,512,249	Discounted Cash Flows (DCF)	Terminal Capitalization Rate	4.38% - 8.00%
			Discount Rate	6.06% - 10.50%
			DCF Term	10.0 years
			Revenue Growth Rate	1.50% - 3.50%
			Ground lease market rents	*
	$11,192,192	Offer Price	Purchase and Sale Agreement	N/A
Total	$335,704,441

*The General Partner made certain assumptions as it relates to the market rent for four properties subject to ground leases with resets in future years.

One underlying property’s mortgage loan defaulted in 2017 and continues to be in default and management is in communication with the lender. The related underlying property has no carrying value. The Partnership has considered the aforementioned uncertainty when determining the fair value of this investment.

Unobservable inputs used to determine Level 3 valuations may have similar or diverging impacts on valuation. Significant increases or decreases in these inputs in isolation and interrelationships between those inputs could result in significantly higher or lower fair value measurements than noted in the table above.

14

Madison NYC Core Retail Partners, LP
(a Delaware limited partnership)

Notes to Financial Statements
For the Year Ended December 31, 2018

Note 4. Investment Funding and Other Commitments

The Partnership discloses financial support provided or contractually required to be provided to any of its investments. The disclosures include (i) the type and amount of financial support provided to investee companies, including situations in which the Partnership assisted an investee in obtaining financial support, (ii) the primary reasons for providing the financial support, (iii) the type and amount of financial support the Partnership is contractually required to provide to an investee, but has not yet provided, and (iv) the primary reasons for the contractual requirement to provide the financial support.

During the year ended December 31, 2018, the Partnership made no contributions other than related to recapitalization costs and has no unfunded obligations to its investments in existing real estate ventures.

The Partnership's right to redeem or sell its investments is subject to restrictions per the terms of the underlying investment operating agreements.

Note 5. Related Party Transactions

In accordance with the Partnership Agreement, the Partnership pays asset management fees quarterly, in advance, to the Asset Manager, an affiliate of the General Partner, equal to 0.40% per annum of the aggregate Capital Contributions of each Partner less the portion of such Capital Contributions in respect of (i) Partnership Expenses other than Investment Expenses; (ii) any portion of the Investments that have been sold or written-off; and (iii) the portion of such Capital Contributions that have been returned unused. During the year ended December 31, 2018, the Partnership paid asset management fees of $1,129,788.

As part of the closing and execution of the Partnership Agreement, the Limited Partners approved the expenses for Owner’s Representatives (who may be employees or consultants of the General Partner and its affiliates) in connection with the ownership and operation of the Properties. The Advisory Board amended the Partnership Agreement for the related costs of Owner’s Representatives section, 6.06, in October 2018. In addition, the Partnership also approved reimbursements for advisory or consultant services, including legal, tax and/or accounting related services incurred by the General Partner and its affiliates for its employees or consultants. During the year ended December 31, 2018, the Partnership paid $142,168, which consists of $110,619 of expenses for Owner’s Representatives included in consulting fees in the Statement of Operations and $31,549 included in the decrease in due to related parties in the Statement of Cash Flows, and has a payable of $10,011 in accrued expenses in the Statement of Assets, Liabilities and Partners’ Capital. As of December 31, 2018, the Partnership has a due to related parties’ balance of $274,415 for Owner's Representatives paid by an affiliate of the General Partner, and will be paid in the first quarter of 2019.

The Partnership reimbursed $21,223 to an affiliate of the General Partner for operating expenses paid on behalf of the Partnership for the year ended December 31, 2018. The expenses are included in the Statement of Operations.

As of December 31, 2018, the Partnership has a due from related parties’ balance of $2,703, which consists of $2,557 related to an asset management fee adjustment due from the Asset Manager and $146 due from the New York Core Retail Portfolio.

Madison NYC Core Retail Partners, LP
(a Delaware limited partnership)

Notes to Financial Statements
For the Year Ended December 31, 2018

Note 6. Financial Highlights

The Partnership is required to disclose financial highlights for Limited Partners in accordance with the provisions of ASC 946. These financial highlights consist of net investment income, expenses and Carried Interest allocation ratios for the year ended December 31, 2018 and the internal rate of return since inception (“IRR”) of the Limited Partners, net of all expenses, through December 31, 2017 and December 31, 2018.

The following summarizes the Limited Partners’ financial highlights:

Ratios and Supplemental Data

Year Ended December 31, 2018
Net Investment Income	39.00%

Expenses	0.58%
Carried Interest allocation	(0.40)%
Expenses and Carried Interest allocation	0.18%

Cumulative internal rate of return through December 31, 2017	10.83%
Cumulative internal rate of return through December 31, 2018	8.27%

The net investment income, expenses and Carried Interest allocation ratios are computed as a percentage of weighted average Limited Partners’ capital.

The IRR was computed based on the monthly cash inflows (capital contributions), outflows (distributions) and the Limited Partners’ capital at the end of the period (residual value) as of the measurement date.

Madison NYC Core Retail Partners, LP
(a Delaware limited partnership)

Notes to Financial Statements
For the Year Ended December 31, 2018

Note 7. Subsequent Events

Subsequent to December 31, 2018 and through February 28, 2019, the date through which management evaluated subsequent events and on which the financial statements were available for issuance, HoldCo sold Gun Hill Ely and Gun Hill Waring properties in January 2019 resulting in approximately $8.9 million in net proceeds. The Partnership also distributed $2.1 million to its partners in February 2019.